# AQR Investments, LLC

**Statement of Financial Condition**
**As of December 31, 2022**
**Filed Pursuant to Rule 17a-5 of the Securities**
**Exchange Act of 1934**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE
### Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/22  AND ENDING  12/31/22

  MM/DD/YY                     MM/DD/YY

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### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQR Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Greenwich Plaza

(No. and Street)

| Greenwich | Connecticut | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Patrick Ryan | (203) 742-3940 | Patrick.Ryan@aqr.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

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### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP

(Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | New York | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| October 20, 2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, _Patrick Ryan_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _AQR Investments, LLC_____, as of _12/31_____, 2022____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Patrick Ly_____

Title:
Chief Financial Officer & FINOP

_____
Notary Public

Fairfield County, State of Connecticut
The foregoing instrument was acknowledged before me this 23rd day of February , 2023
by _Julie F. M_____
_Julie F Maimon, Notary Public_
My commission expires 6-30-2027

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

**AQR Investments, LLC**
**Table of Contents**
**December 31, 2022**



**Report of Independent Registered Public Accounting Firm**

To the Board of Managers of AQR Investments, LLC

*Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of AQR Investments, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*PricewaterhouseCoopers LLP*

February 23, 2023

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

# AQR Investments, LLC
## Statement of Financial Condition

| *(in thousands of dollars)* | | As of<br>December 31, 2022 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,081 |
| Due from affiliate | | 904 |
| Other assets | | 176 |
| **Total assets** | $ | 3,161 |
| | | |
| **Liabilities** | | |
| Accrued expenses | $ | 273 |
| **Total liabilities** | | 273 |
| | | |
| Commitments and contingencies (Note 4) | | |
| | | |
| **Member's equity** | | |
| Member's equity | | 2,888 |
| **Total member's equity** | | 2,888 |
| **Total liabilities and member's equity** | $ | 3,161 |

The accompanying notes are an integral part of the statement of financial condition.

*(in thousands of dollars)*

1.   **Organization and Business**

AQR Investments, LLC (the "Company") is a Delaware limited liability company. The Company is wholly owned by AQR Capital Management Holdings (B-D), LLC ("Holdings BD"), a Delaware limited liability company and is the sole member of the Company.

The Company is an affiliate of AQR Capital Management, LLC (the "Adviser"), an investment adviser registered with the United States Securities and Exchange Commission (the "SEC").  The Adviser provides investment management services to its sponsored funds ("AQR Sponsored Funds") and a broad range of clients.  AQR Sponsored Funds consist of various investment vehicles including limited partnerships and mutual funds.

The Company is a registered broker-dealer with the SEC and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

On June 10, 2022, the Company effected the international dealer exemption in various Canadian jurisdictions, assuming the Canadian placement agent function of AQR Capital Management (Canada), LLC ("AQR Canada"), an affiliate.

The Company performs marketing and placement services for the Adviser with respect to certain AQR Sponsored Funds in both the United States and Canada.

The Company does not carry margin accounts or handle customer funds or securities.  As a result, the Company claims an exemption under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEA").

2.   **Significant Accounting Policies**

**Basis of Presentation**
The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). All amounts herein are stated in thousands of U.S. dollars.

**Use of Estimates**
The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.  Actual results could differ from those estimates.

**Affiliates**
The Company considers Holdings BD and Holdings BD's affiliated entities, the Adviser, the Adviser's principals, the Adviser's affiliated entities, AQR Canada, as well as AQR Sponsored Funds to be affiliates.

*(in thousands of dollars)*

### Current Expected Credit Losses

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, if any, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis.

There were no financial assets measured at an amortized basis, nor any allowance for credit losses associated with such assets as of December 31, 2022.

### Income Taxes

The Company is a Delaware single member limited liability company that is disregarded for U.S. tax purposes and is not subject to federal, state or local income taxes. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded.

### Cash

Cash comprises deposits held at a major financial institution and its carrying value approximates fair value as of December 31, 2022. At times, deposits at this institution may exceed federally insured amounts. The Company did not maintain any restricted cash balances as of December 31, 2022.

### Special Reserve Account

The Company claims an exemption from the requirements of Rule 15c3-3 under the SEA pursuant to paragraph (k)(2)(i) because the Company does not carry margin accounts or handle customer funds or securities. Although the Company does not handle customer funds or securities, in the event that unexpected funds or securities were received, the Company maintains a special reserve account at a major financial institution for the exclusive benefit of customers to maintain compliance with the exemption pursuant to paragraph (k)(2)(i). The special reserve account, presented within cash on the statement of financial condition, had a balance of $0 as of December 31, 2022.

### Other Assets

Other assets include prepaid expenses and funds deposited with FINRA to pay for licensing, registration and other related fees.

3.    **Related Party Transactions**

The Company earns fees from the Adviser pursuant to an engagement letter (the "EL").

The Company has an expense sharing agreement (the "ESA") with the Adviser whereby certain expenses, including compensation and benefits expense, platform fees, rent and occupancy related expenses, information technology expenses, information and communication expenses, and other corporate expenses, relating to certain services provided by the Adviser's employees, in their capacity as associated persons of the Company, are incurred by the Adviser or the Adviser's affiliates and allocated to the Company.

The Company has an outsourcing agreement (the "OSA") with the Adviser whereby the Adviser or the Adviser's affiliates is engaged to provide certain general support services, including human resources, information technology, and corporate finance, to the Company.

As of December 31, 2022, the Company had $904 due from the Adviser, which represents the net balance due as a result of the transactions from the EL, ESA and OSA.

*(in thousands of dollars)*

**4.     Commitments and Contingencies**

Effective June 10, 2022, the Company entered into an indemnification agreement with AQR Canada in connection with the Company's assumption of AQR Canada's Canadian placement agent function.  Under the terms of the agreement, the Company shall indemnify AQR Canada from and against any financial obligations of AQR Canada to exempt market dealer clients of AQR Canada related to the period prior to June 10, 2022 ("Client Financial Obligations").  As there are no outstanding Client Financial Obligations, the Company has assessed and determined the fair value of the indemnification to be $0 as of December 31, 2022.

In the normal course of business, the Company may be involved in litigation.  As of December 31, 2022, the Company was not involved in any litigation.

**5.     Member's Equity**

The Company maintains a capital account for its sole member, Holdings BD.  The capital account is increased by the sum of capital contributions made and/or allocation of net income and reduced by the sum of distributions or allocation of losses, if any.

**6.     Net Capital Requirements**

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the SEA ("Net Capital Rule").  The Company has elected to use the alternative method as permitted under the Net Capital Rule.  As such, the Company is subject to a minimum net capital requirement equivalent to the greater of $250 or 2 percent of aggregate debit items, as defined.

As of December 31, 2022, the Company's net capital of $1,808, as defined, was $1,558 in excess of its required minimum net capital of $250.

**7.     Subsequent Events**

Management has evaluated events that have occurred subsequent to December 31, 2022 through February 23, 2023, the date the statement of financial condition was available to be issued, and has determined that no items require adjustment to, or disclosure in, the statement of financial condition.